
FRUTAROM
FOUNDED 1933


02002697

January 15, 2002

File No. 82-4357

Securities Authority
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Registrar of Companies
P.O.B. 767
Jerusalem

RECEIVED JAN 23 2002 316

SUPPL

Dear Madam / Sir,

Re: Immediate Report

Please be informed that the following interested party has purchased Frutarom Industries Ltd. shares on the Tel Aviv Stock Exchange, as follows:

Frutarom Trust Ltd.

Date	Amount	Rate
October 11, 2001	5,000	400
October 15, 2001	5,000	400
October 18, 2001	2,000	388
October 25, 2001	2,968	375
October 30, 2001	28,000	357
October 31, 2001	2,100	370
November 7, 2001	10,000	369
November 7, 2001	-13,648	
November 11, 2001	5,000	350
November 14, 2001	5,000	360
November 15, 2001	9,200	365
December 6, 2001	-9,344	
December 11, 2001	2,500	390
December 20, 2001	4,721	403.7
December 24, 2001	1,172	420.4

After these transactions, Frutarom Trust Ltd. holds 819,558 shares, which is 1.99% of the share capital.

Sincerely yours,

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

(Mrs.) Tamar Brand Shamir, Adv.
Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-MAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

SUBSIDIARY OF

ICC INDUSTRIES INC.



August 20, 2001

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report on the Resignation of an External Director

1. Name: Yair Seroussi
2. I.D. #053654927
3. Date of resignation: August 8, 2001
4. Mr. Seroussi has resigned following five years' service as an external director (the term permitted by law).
5. Following his resignation, Mr. Seroussi ceases to be an interested party in the Company.

Sincerely yours,

Tamar Brand Shamir, Adv.
Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-MAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

SUBSIDIARY OF

ICC INDUSTRIES INC.


FRUTAROM
FOUNDED 1933

August 20, 2001

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report on the Appointment of an External Director

1. Name: Gil Leidner
2. Date of appointment: August 9, 2001
3. I.D. #50776889
4. Date of birth: 1953
5. Address: 2 Winchell Street, Tel Aviv, Israel
6. Education: Academic
7. Business experience during last five years: managing partner in Goren Capital Group; vice president – Koor Industries Ltd.; CEO – Koor Tourism Ltd.
8. Serves/served in past 5 years as director: subsidiaries of Goren Capital Group; ECI Telcom; Makhteshim-Agan Industries; Knafaim Holdings Arkia; United Steel Plants Ltd.; Middle East Pipes Ltd.; Koor Assets Ltd.; Merkavim Ltd.; Phoenicia Glass Vessels Ltd.; Koor Markets Ltd.; Koor Tourism Ltd.; Sheraton Israel Ltd.; I.D. Vehicle and Transport Ltd.
9. Mr. Leidner is not an employee in the Group, the Company, a subsidiary or any related company or in the employ of an interested party in the Company.
10. Mr. Leidner is not related to any other interested party in the Group.
11. Mr. Leidner does not hold any shares or convertible debentures in the Group, the Company, a subsidiary or any related company.

Sincerely yours,

Tamar Brand Shamir, Adv.
Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-MAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202


SUBSIDIARY OF
ICC INDUSTRIES INC.


FRUTAROM
FOUNDED 1933

November 11, 2001

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report

Following inaccurate reports broadcasted this morning, Frutarom Industries Ltd. would like to clarify that its subsidiary, Frutarom Ltd. ("the Company") continues its normal activity, and that the reports regarding strikes by the Company's employees due to its supposed financial difficulties, have no basis in fact.

The facts mistakenly linked to Frutarom in fact relate to Electrochemical Industries (1952) Ltd. in Acco, and the Company would like to clarify that it and EIL are two separate exchange-listed companies, whose activities are unrelated. Frutarom continues to expand and show steady, ongoing growth in its profits and profitability, acquire factories throughout the world and expand its activity turnover.

Sincerely yours,

Tamar Brand Shamir, Adv.
Company Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-MAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

SUBSIDIARY OF

ICC INDUSTRIES INC.


FRUTAROM
FOUNDED 1933

November 19, 2001

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report

This is to advise that Namlit Ltd. (in receivership) has received the approval of the Haifa district court to sell 14.7 dunams of land to Frutarom (hereinafter: "the Company"), including the buildings and auxiliary rights, for about NIS 8.8 million. According to an assessor's report dated December 1999, the value of the land, development and buildings was estimated at about USD 8.5 million.

The land is located in the Haifa Bay area and is adjacent to the main Haifa-Acco road and property owned by Frutarom. It has buildings covering 8,700 sq. m. and sheds covering an additional 4,000 sq. m. The additional land will serve as a replacement for area currently rented by Frutarom in the neighborhood and for possible future expansion of its Israeli activity.

Frutarom expects the acquisition to result in saving, including on rent, freight and storage.

The acquisition agreement has not yet been signed by the parties.

Sincerely yours,

Tamar Brand Shamir, Adv.
Company Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-MAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

SUBSIDIARY OF

ICC INDUSTRIES INC.


FRUTAROM
FOUNDED 1933

November 27, 2001

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report on the Appointment of an External Director

1. Name: Uzi Netanel
2. Date of appointment: November 22, 2001
3. I.D. #007599798
4. Date of birth: April 2, 1936
5. Address: 26 HaRechesh Street, Afeka, Tel Aviv, Israel
6. Education: Academic
7. Business experience during last five years: Partner in Fimi Fund; until September 2001 served as active chairman for Discount Markets
8. Serves/served in past 5 years as director: Senal Industries Ltd., The Phoenix – Israel Ltd., Kfar Maccabia Ltd., Oil Refineries, Polysio Plastic, Discount Markets
9. Mr. Netanel is not an employee in the Group, the Company, a subsidiary or any related company or in the employ of an interested party in the Company.
10. Mr. Netanel does not hold any shares or convertible debentures in the Group, the Company, a subsidiary or any related company.

Sincerely yours,

Tamar Brand Shamir, Adv.
Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-MAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

SUBSIDIARY OF

ICC INDUSTRIES INC.


FRUTAROM
FOUNDED 1933

November 27, 2001

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report on the Resignation of an External Director

1. Name: Shimshon Arad
2. I.D. #30131064
3. Date of resignation: November 21, 2001
4. Date of birth: April 2, 1936
5. Mr. Arad has resigned following five years' service as an external director (the term permitted by law).
6. Following his resignation, Mr. Arad ceases to be an interested party in the Company.

Sincerely yours,

Tamar Brand Shamir, Adv.
Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-MAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202


SUBSIDIARY OF
ICC INDUSTRIES INC.


FRUTAROM
FOUNDED 1933

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING SEPTEMBER 30, 2001

General

During the third calendar quarter, Frutarom Industries Ltd. (hereinafter: "Frutarom," "the Company," or "the Group") continued to implement its strategy for growth and global positioning, integrating natural growth with acquisitions of activities and unique knowhow in its core business and strategic targets. Expanding its existing activity and taking advantage of the synergy existing between the Company's varied activities and the activities acquired during the first quarter of the year from CPL Aromas in the UK were a particular strategic emphasis.

Today, Frutarom is a multinational company with significant production and development centers on three continents (44% of its production is performed at its plants outside of Israel), and markets its products in 70 countries (about 78% of sales are to customers outside of Israel).

Frutarom's sales during the third quarter grew 34.8% to reach NIS 114.8 million (US$ 26.4 million) compared with NIS 85.1 million (US$ 19.5 million) during the same period in 2000. Gross profit grew 45.1% to reach NIS 34.1 million (US$ 7.8 million) (29.7% of sales) compared with the same quarter. The growth in profit was accompanied by a rise in profitability (29.7% compared with 27.6% during the parallel period), the result of higher sales and continued improvement to product mix. The Company's operating profit for the third quarter of 2001 rose 40% to reach NIS 7.7 million (US$ 1.8 million) compared with NIS 5.5 million (US$ 1.3 million) during the same period in 2000.

The profit before tax rose 34% to NIS 5.2 million (US$ 1.2 million) compared with NIS 3.8 million (US$ 0.9 million) during the same period in 2000. Net profit rose 20.2% to reach NIS 3.3 million (US$ 0.8 million) during the current quarter compared with NIS 2.7 million (US$ 0.6 million) during the same period in 2000.

Frutarom's sales during the first three quarters of 2001 rose 25.3% to NIS 337.6 million (US$ 77.5 million) compared with NIS 269.5 million (US$ 61.9 million) during the parallel period last year. Gross profit for the period rose 34.8% to total NIS 105.6 million (US$ 24.2 million) compared with NIS 78.4 million (US$ 18.0 million) during the parallel period. The Company's operating profit rose 25% during the period to NIS 32.5 million (US$ 7.5 million) (NIS 25.9 million or US$ 5.9 million during the parallel period), profit before tax grew 20% to NIS 24.2 million (US$ 5.6 million) (compared with NIS 20.1 million or US$ 4.6 million) and net profit rose 12% to total NIS 16.3 million (US$ 3.7 million)

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during the current quarter compared with NIS 14.5 million (US$ 3.3 million) during the same quarter in 2000.

Frutarom will continue to implement its strategy to expand through natural growth in its markets and core activities, and through acquisitions in fields and regions in which the Company is active, with the aim of becoming one of the top ten companies globally in its field within a number of years.

I. The Company and the Business Environment

Through its Compounds Division, the Frutarom Industries Ltd. Group develops, produces and markets flavors, fragrances, seasonings and seasoning compounds. The Fine Ingredients Division develops, produces and markets raw materials mainly intended for producing these same compounds, as well as plant extracts and natural products, including botanical extracts. In 2000, Frutarom entered the biotechnology field with the aim of expanding its Fine Ingredients Division's natural product line. A cooperation agreement was signed with Ben Gurion University, under which the Division began to produce and market polysaccharides and other natural products from algae. Through its ArtChem activity, Frutarom also develops, produces and markets raw materials in the field of peptides (produced by biotechnological processes) intended for the pharmaceutical industry. Its subsidiary, Frutarom Trade & Marketing (1990) Ltd., markets various raw materials not produced by it, to customers in Israel.

Frutarom's products are intended for the food, beverage, flavor, fragrance, nutraceutical, functional food, food additive, pharmaceutical, cosmetic, and detergent industries. Frutarom's products are produced in its plants in Israel, the USA, the UK, China and Turkey, and marketed through marketing channels in Israel, the USA, the UK, France, China, Russia, the Ukraine, Turkey, Brazil, Singapore, Hong Kong and India. The Company also has local agents and distributors worldwide.

The global flavor and fragrance market, estimated to be US$ 12-14 billion annually, grew at an annual rate of 2-4% in developed markets and over 10% in developing markets, including some in which Frutarom began to operate in recent years, such as China, Turkey, Russia, Ukraine, and Brazil.

II. Results of Activities

Frutarom's sales for the third quarter totaled NIS 114.8 million (US$ 26.4 million), reflecting growth of 34.8% compared with the same period last year.

Sales growth was influenced mainly by the following factors:

A. Growth in Frutarom UK's activity due to integration of the activity of the two divisions acquired from CPL Ltd. during February into Frutarom's overall activity in the UK and globally.

B. Continued growth in sales of the Compounds Division, the most profitable of Frutarom's varied activities. This is the result of reinforced and deepened activity in most of Frutarom's subsidiaries worldwide. Frutarom will continue to invest in strengthening the Compounds Division at each of its sites worldwide, and sees the Division as a principal and significant part of its development strategy for the coming years.

C. Peptide sales by the ArtChem activity to the pharmaceutical industry, mainly as it started to supply a US$ 3 million order to a leading global pharmaceutical manufacturer. Frutarom will continue to invest in this growing field and expects its activity to expand soon.

Lower sales by Frutarom Trade & Marketing (1990) Ltd., mainly due to reduced global prices of the raw materials imported and marketed in the Israeli market by Frutarom Trade & Marketing (but not produced by Frutarom), contributed to a slight decline in sales to this market, which has also been influenced by the ongoing recession in the Israel economy.

The Company's activity is influenced by seasonality, and sales in the third and especially the fourth quarters are lower than in the first two. This is caused by the fact that a major portion of Frutarom's products is intended for the beverage and ice cream industries—where wintertime product consumption is lower than in the summer. The Company is acting to reduce this influence on the results of its activity.

Gross profit rose 45.1% during the third quarter to reach NIS 34.1 million (US$ 7.8 million) compared with NIS 23.5 million (US$ 5.4 million) during the parallel period last year. This rise in profit and profitability (29.7% compared with 27.6% during the parallel period) is primarily due to the growth in sales and the ongoing improvement in the product mix. Frutarom is acting to maintain the trend of improved profitability through continued growth of the Compounds Division's sales and by improving the product mix of the Fine Ingredients Division, which is continually working to introduce new, higher added value products in its production and marketing systems in Israel, the USA and the UK. These steps contributed to maintaining profitability in this very competitive market, in spite of the trend of significant price erosion in some of the raw materials produced by Frutarom.

Selling, administration and general expenses for the third quarter reached NIS 26.4 million (US$ 6.1 million) compared with NIS 18.0 million (US$ 5.4 million) during the same period last year. These expenses rose mainly due to the acquisition of CPL's flavors and raw materials divisions' business activity during the first quarter of 2001. The acquisition has expanded the

infrastructure and geographic dispersal of Frutarom's business activities worldwide, and strengthened and better established its base for continued growth in the coming years.

Operating profit for the third quarter rose 49% to reach NIS 7.7 million (US$ 1.8 million) (2.3% of sales) compared with NIS 5.5 million (US$ 1.3 million) (2.0% of sales) during the parallel period.

Finance expenses totaled NIS 2.4 million (US$ 0.6 million) compared with NIS 1.4 million (US$ 0.3 million) during the parallel period, mainly due to the growth in bank loans in order to finance the investment for acquiring CPL's two divisions. Declining global interest rates had a positive influence and reduced the average rate of interest for the quarter compared with the same period in 2000. Some of the growth is the result of the 4.5% devaluation in the US dollar rate during the current quarter compared with a 1.4% revaluation during the parallel quarter.

Profit before tax for the third quarter rose 40.0% to reach NIS 7.7 million (US$ 7.7 million) compared with NIS 5.5 million (US$ 1.3 million) during the parallel period last year.

Tax on income totaled NIS 1.9 million (US$ 0.4 million) (36.7% of profit before tax) compared with NIS 1.1 million (US$ 0.3 million) (29.1% of profit before tax) for the parallel quarter. The tax level rose due to the devaluation that occurred in the US dollar during the third quarter compared with the revaluation in the parallel quarter, as described above.

Net profit for the third quarter rose 20.2% to reach NIS 3.3 million (US$ 0.8 million) compared with NIS 2.7 million (US$ 0.6 million) during the parallel period in 2000.

III. Financial Status

Total assets on September 30, 2001 amounted to NIS 399.9 million (US$ 91.8 million) compared with NIS 289.7 million (US$ 66.5 million) at the end of 2000, and NIS 287.3 million (US$ 66.0 million) at the end of the same quarter last year. The growth in receivables, fixed assets, inventory and intangibles (a result of the acquisition of knowhow) was mainly due to the addition of the divisions acquired from CPL in February 2001.

IV. Liquidity

Frutarom improved its positive cash flow from current activity during the third quarter to NIS 11.1 million (US$ 2.5 million) compared with a surplus of NIS 5.2 million (US$ 1.2 million) during the parallel period in 2000.

V. Sources of Finance

A. Equity

The Company's equity on the date of the balance sheet totaled NIS 148.8 million (US$ 34.2 million) (37.2% of the total balance sheet). During the report period the Company's equity rose mainly by the amount of the profit: NIS 3.3 million (US$ 0.8 million).

B. Long Term Loans (Including Current Maturities of Long Term Loans)

Long term credit from banks totaled NIS 123 million (US$ 28.2 million). During the parallel quarter the Company had an average total of NIS 63.4 million (US$ 14.6 million). The main factor in the growth in long term credit is the financing for the acquisition in the UK during the first quarter of the year.

C. Short Term Loans (Excluding Current Maturities of Long Term Loans)

Short term credit from banks totaled NIS 23.6 million (US$ 5.4 million) compared with NIS 16.6 million (US$ 3.8 million) during the parallel quarter. The growth derives from increased activity following the acquisition in the UK during the first quarter of the year.

D. Credit From Suppliers and Customers

Credit from suppliers and other creditors stood at NIS 99.6 million (US$ 22.9 million) (NIS 68.4 million or US$ 15.7 million during the parallel quarter). Most of the growth derives from the addition of suppliers and creditors due to the acquisition in England. During the report period Frutarom granted credit of NIS 106.9 million (US$ 24.5 million) to receivables (NIS 94.4 million or US$ 21.7 during the same quarter in 2000). This growth is mainly due to the 34.8% growth in sales during the current quarter compared with the same quarter.

VI. Disclosures About Market Risk

There have been no changes since the Directors Report for January-December 2000.

VII. Events After the Report Period

In November Frutarom acquired from Namlit Ltd. (in receivership) 14.7 dunams of land, including the buildings and auxiliary rights, for about NIS 8.8 million. According to an assessor's report dated December 1999, the value of the land, development and buildings was estimated at about USD 8.5 million.